Exhibit 99.2

August 9, 2013
QMM: NYSE MKT
QTA: TSX VENTURE
NR-10-13

QUATERRA ANNOUNCES PRIVATE PLACEMENT FOR GROSS PROCEEDS
OF UP TO US$2.5 MILLION

VANCOUVER, B.C. – Quaterra Resources Inc. (the “Company”) announced today that it is seeking TSX Venture Exchange and NYSE MKT approval of a “best efforts” non-brokered private placement offering of up to 25,000,000 units at a price of US$0.10 per unit, for gross proceeds of up to US$2.5 million. Each unit will consist of one common share of the Company and one non-transferable common share purchase warrant exercisable into one common share at a price of US$0.15 for a period of 3 years from the date of closing. The private placement is expected to close on or about August 28, 2013, subject to finalization of subscription agreements and receipt of regulatory approval.

“This modest equity offering allows the Company to continue optimizing our assets while we evaluate alternatives to further explore and develop our Yerington projects into a world-class copper district” said newly appointed Quaterra President and CEO Steven Dischler. “We evaluated several alternatives and felt this private placement was in the best interest of our Company at this time. We will also continue with our plans to monetize non-core assets as a source of organic funds to advance Yerington.”

The Company has no present intention of listing the warrants on any exchange and currently there is no published market for any warrants of the Company.

The warrants will not restrict or prevent the Company from obtaining any other financing, or from issuing additional securities or rights, during the period within which the warrants may be exercised.

Subject to review by TSX Venture Exchange and the NYSE MKT, cash finder´s fees may be payable with respect to the subscriptions accepted by the Company.

Securities issued will be subject to a four-month plus one day hold period from the closing date.

Quaterra Resources Inc. (NYSE-MKT: QMM; TSX-V: QTA) is a junior exploration company focused on making significant mineral discoveries in North America. The Company uses in-house expertise and its network of consultants, prospectors and industry contacts to identify, acquire and evaluate prospects in mining-friendly jurisdictions with the potential to host large and/or high-grade base and precious metal deposits.

On behalf of the Board of Directors,
“Steven Dischler”
Mr. Steven Dischler, President and CEO
Quaterra Resources Inc.

For more information about Quaterra please contact:
Lauren Stope, Manager Communications
Quaterra Resources Inc.
604-641-2746

Should you wish to receive news releases by fax please provide your contact details to Quaterra at 604-681-9059 (direct), 1-855-681-9059 (toll free) or email info@quaterra.com.

Disclosure notes:

This press release, required by applicable Canadian laws, does not constitute an offer of the securities described herein. These securities offered have not been and will not be registered under the United States Securities Act of 1933, as amended, or any state securities laws, and may not be offered or sold in the United States or to U.S. persons unless registered or exempt from registration requirements.

Some statements contained in this news release are forward-looking statements within the safe harbor of the United States Private Securities Litigation Reform Act of 1995. These statements generally are identified by words such as the Company “believes”, “expects”, and similar language, or convey estimates and statements that describe the Company’s future plans, objectives or goals. Since forward-looking statements are based on assumptions and address future events and conditions, by their very nature they involve inherent risks and uncertainties. Further information regarding risks and uncertainties which may cause results to differ materially from those projected in forward-looking statements, are included in filings by the Company with securities regulatory authorities. Readers are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date thereof. The Company does not undertake to update any forward-looking statement that may be made from time to time except in accordance with applicable securities laws. References may be made in this press release to historic mineral resource estimates. None of these are NI 43-101 compliant and a qualified person has not done sufficient work to classify these historic estimates as a current mineral resource. They should not be relied upon and Quaterra does not treat them as current mineral resources.

The TSX Venture Exchange and the NYSE MKT have not reviewed and do not accept responsibility for the adequacy or accuracy of the contents of this news release, which has been prepared by management.